Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603



                              December 29, 2020




Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



                                  Re: FT 9062
                FT Equity Allocation ETF Model Portfolio, 1Q '21
                                 (the "Trust")
                      CIK No. 1823344 File No. 333-250060
--------------------------------------------------------------------------------


Dear Mr. Cowan:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

General/Global Comments
-----------------------

      1. PLEASE CONFIRM FIRST TRUST HAS BEEN DISCLOSING THE INDEMNIFICATION PROVISIONS RELATING TO OFFICERS, DIRECTORS, ETC. IN REGISTRATION STATEMENTS AS REQUIRED BY RULE 484 (IN ADDITION TO PROVIDING THE UNDERTAKING).

      Response: The Sponsor confirms that the First Trust UIT prospectuses include a description of a trust's indemnification provisions and refers the Staff to the bullet points under the section of the prospectuses entitled "Expenses and Charges" where each trust identifies circumstances under which the trust may indemnify the Trustee and/or Sponsor of a trust.

      2. PLEASE CONFIRM THAT THE LIST OF RISK FACTORS IS ACCURATE FOR EACH TRUST IN THE INFORMATION SUPPLEMENT. IF NOT, PLEASE EXPLAIN THE DIFFERENCES BETWEEN THE PROSPECTUS AND INFORMATION SUPPLEMENT AND PLEASE REVISE THE INFORMATION SUPPLEMENT DISCLOSURE TO BE CONSISTENT WITH A TRUST'S INVESTMENTS.

      Response: The Sponsor respectfully declines to revise the Information Supplement disclosure. Please note that the underlying Funds held by the Trust have portfolios that can change over time. As such, the Trust believes that it is appropriate to include all of the potential investment types that the underlying Funds may have exposure to in the Information Supplement. Moreover, the Trust refers the Staff to the introduction paragraph to the Information Supplement, which clarifies that the Trust and underlying Funds do not necessarily have exposure to all of the various asset classes described in the Information Supplement and that the underlying Funds' exposure to the investments described in the Information Supplement is not fixed and may change over time.

Portfolio
---------

      3. THE DISCLOSURE PROVIDES THAT THE "TRUST IS A UNIT INVESTMENT TRUST WHICH SEEKS TO PROVIDE BROAD EQUITY DIVERSIFICATION BY INVESTING APPROXIMATELY 75% IN FIRST TRUST(R) ETFS THAT INVEST IN COMMON STOCKS ACROSS VARIOUS MARKET CAPITALIZATIONS, GROWTH AND VALUE STYLES, SECTORS AND COUNTRIES." PLEASE SPECIFY IF THE TRUST HAS EXPOSURE TO ONLY CERTAIN OR ALL MARKET CAPITALIZATIONS. ADDITIONALLY, PLEASE SPECIFY WHAT COUNTRIES AND SECTORS THE TRUST HAS EXPOSURE TO.

      Response: In accordance with the Staff's comment, the following disclosure will be replaced in its entirety with the following:

      "The Trust is a unit investment trust which seeks to provide broad equity diversification by investing approximately 75% in First Trust(R) ETFs that invest in common stocks across all market capitalizations, across all MSCI GICS(R) sectors, and in U.S. and non-U.S. companies."

      4. THE DISCLOSURE PROVIDES THAT THE "REMAINING 25% OF THE PORTFOLIO INVESTS IN NARROWLY FOCUSED FIRST TRUST(R) ETFS THAT INVEST IN COMMON STOCKS OF COMPANIES FROM SEVERAL DIFFERENT SECTORS, COUNTRIES AND/OR THEMES THAT WE BELIEVE WILL OUTPERFORM THE OVERALL MARKET OVER THE LIFE OF THE TRUST." PLEASE SPECIFY THE SECTORS, COUNTRIES AND/OR THEMES THE TRUST HAS EXPOSURE TO AND ADD RISK DISCLOSURE IF INVESTMENTS IN ANY SECTORS, COUNTRIES AND/OR THEMES IS SIGNIFICANT.

      Response: In accordance with the Staff's comment, the referenced disclosure will be replaced with the following:

      "The remaining approximately 25% of the portfolio invests in narrowly focused First Trust(R) ETFs that invest in common stocks of companies in the technology, industrials and financials sectors, which we believe will outperform the overall market over the life of the Trust."

      5. WE UNDERSTAND FROM PRIOR RESPONSES THAT ONLY THOSE ETFS THAT COMPRISE 20% OR MORE OF A TRUST'S PORTFOLIO ARE SPECIFICALLY IDENTIFIED IN THE "PORTFOLIO" SECTION OF THE PROSPECTUS. PLEASE CONFIRM THAT THAT APPROPRIATE DISCLOSURE WILL BE ADDED TO THE TRUST'S PROSPECTUS IF, BASED ON THE TRUST'S FINAL PORTFOLIO, THE TRUST CONTAINS ANY INDIVIDUAL ETFS THAT COMPRISE 20% OR MORE OF ITS PORTFOLIO.

      Response: The Trust confirms that appropriate disclosure will be added to the Trust's prospectus if the Trust's final portfolio contains any individual ETFs that comprise 20% or more of its portfolio.

      6. THE DISCLOSURE PROVIDES THAT THE "ETFS INCLUDED IN THE PORTFOLIO ARE SELECTED BY THE FIRST TRUST ADVISORS INVESTMENT COMMITTEE THROUGH A DYNAMIC APPROACH BASED ON THE FOLLOWING FACTORS: THE SIZE AND LIQUIDITY OF THE ETF, THE QUALITY AND CHARACTER OF THE SECURITIES HELD BY THE ETF, AND THE EXPENSE RATIO OF THE ETF, WHILE ATTEMPTING TO LIMIT THE OVERLAP OF THE SECURITIES HELD BY THE ETFS." PLEASE BE MORE SPECIFIC AS TO THESE FACTORS.

      Response: In accordance with the Staff's comment, the referenced disclosure will be replaced in its entirety with the following:

      "The  ETFs included  in  the portfolio are selected by  the  First
      Trust Advisors Investment Committee through a dynamic approach based on the following factors: the size and liquidity of the ETF (requiring a minimum market capitalization of $50,000,000 and at least 6 months of trading history), the quality and character of the securities held by the ETF, and the expense ratio of the ETF, while attempting to limit the overlap of the securities held by the ETFs."

Risk Factors
------------

      7. THE FOREIGN SECURITIES RISK INCLUDES REFERENCES TO DEBT SECURITIES. PLEASE EXPLAIN TO THE STAFF THE RELEVANCE OF INVESTING IN DEBT SECURITIES TO THIS TRUST OR DELETE THE REFERENCED DISCLOSURE.

      Response: Please note that while the Trust focuses its portfolio on ETFs which invest in equity securities, it is possible that the underlying ETFs held by the Trust may hold debt securities and as such, the Trust believes that the disclosure relating to debt securities is appropriate and necessary for investor comprehension.

      8. THE STAFF NOTES THAT THE "FOREIGN SECURITIES" RISK INCLUDES REFERENCES TO GLOBAL DEPOSITARY RECEIPTS/GDRS. PLEASE ADD GDRS TO THE STRATEGY DISCLOSURE.

      Response: The Trust respectfully declines to add GDRs to the Trust's strategy disclosure. While it is possible that the underlying ETFs held by the Trust may hold GDRs, it is not part of the Trust's investment strategy or the reason the ETFs were selected for the Trust's portfolio. The Trust believes that the disclosure relating to GDRs in the "Foreign Securities" risk is necessary for investor comprehension considering that the underlying ETFs may hold GDRs.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                       Very truly yours,

                                       CHAPMAN AND CUTLER LLP


                                       By /s/ Daniel J. Fallon
                                          ____________________
                                          Daniel J. Fallon